Filed by Clearwire Corporation Pursuant to Rule 425
under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Clearwire Corporation
Commission File Number 1-33349
IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC
     In connection with the proposed transactions with Sprint Nextel Corporation, a Kansas Corporation (“Sprint”), Intel Corporation, a Delaware corporation (“Intel”), Google Inc., a Delaware corporation (“Google”), Comcast Corporation, a Pennsylvania corporation (“Comcast”), Time Warner Cable Inc., a Delaware corporation (“Time Warner Cable”), and Bright House Networks, LLC, a Delaware limited liability company (“Bright House” and, collectively with Intel, Google, Comcast, Time Warner Cable and Bright House, the “Investors.”), Clearwire Corporation (“Clearwire”) intends to file a proxy statement and other relevant documents concerning the transactions with the U.S. Securities and Exchange Commission (the “SEC”). STOCKHOLDERS OF CLEARWIRE ARE URGED TO READ THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTIONS.
     Investors and security holders will be able to obtain free copies of the proxy statement and other documents filed with the SEC by Clearwire through the web site maintained by the SEC at www.sec.gov. Free copies of the proxy statement, when available, and Clearwire’s other filings with the SEC also may be obtained from Clearwire, by directing a request to Investor Relations at (425) 216-4735. In addition, investors and security holders may access copies of the documents filed with the SEC by Clearwire on Clearwire’s website at www.clearwire.com, when they become available.
     Clearwire, and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from Clearwire’s stockholders with respect to the transactions contemplated by the definitive agreement between Sprint, the Investors and Clearwire. Information regarding Clearwire’s directors and executive officers is contained in Clearwire’s Annual Report on Form 10-K for the year ended December 31, 2007 and its definitive proxy statement filed with the SEC on April 29, 2008 for its 2008 Annual Meeting of Stockholders, which are filed with the SEC. You can obtain free copies of these documents from Clearwire using the contact information set forth above. Additional information regarding interests of such participants will be included in the proxy statement that will be filed with the SEC and available free of charge as indicated above.
Forward-Looking Statements
     These filings contain forward-looking statements that involve risks and uncertainties. The forward-looking statements are made pursuant to the safe harbor provisions of the Private

Securities Litigation Reform Act of 1995. These forward-looking statements may include statements about future revenue, profits, cash flows and financial results, the market for Clearwire’s services, future service offerings, change of control, industry trends, client and partner relationships, Clearwire’s operational capabilities, future financial structure, uses of cash, anticipated dilution or accretion of acquisitions or proposed transactions. Actual results may differ materially from those stated in any forward-looking statements based on a number of factors, including the ability of Clearwire to successfully integrate the businesses of Clearwire and its acquisitions or partners; the effectiveness of Clearwire’s implementation of its business plan, the market’s acceptance of Clearwire’s new and existing products and services, risks associated with management of growth, reliance on third parties to supply key components of Clearwire’s services, attraction and retention of employees, variability of quarterly operating results, competitive factors, other risks associated with acquisitions, changes in demand for Clearwire’s service or product offerings, financial stability of Clearwire’s customers, the ability of Clearwire to meet its contractual obligations to customers, including service level and disaster recovery commitments, changes in government laws and regulations; risks associated with rapidly changing technology; the risk that the transactions described above are not consummated; as well as the other risks identified in Clearwire’s filings with the SEC, including, but not limited to, its Annual Report on Form 10-K for the year ended December 31, 2007 and Quarterly Reports on Form 10-Q, copies of which may be obtained by contacting Clearwire’s Investor Relations department at (425) 216-4735 or at Clearwire’s web site at www.clearwire.com. We undertake no duty to update any forward-looking statement to conform the statement to actual results or changes in Clearwire’s expectations after the date of these filings.
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On June 12, 2008, Clearwire Corporation held an investor meeting to discuss the company’s business and the pending combination of Sprint Nextel Corporation’s next-generation wireless broadband business with Clearwire as well as the investments in Clearwire by and commercial relationships with Intel, Google, Comcast, Time Warner Cable and Brighthouse Networks. A copy of the transcript of the meeting follows:
Jim Murray:
Good morning. My name is Jim Murray. On behalf of Morgan Stanley, I’d like to welcome you all to the Clearwire investor presentation. For those of us who have followed Clearwire over the past three or four years, this is a pretty momentous event. This is the first opportunity that the management team who’s with you here today has been able to come to New York to discuss the transaction that was announced last month.
This is a transaction that many in the financial community and observers of the telecom industry in the United States said was impossible. And the team that is here today is the team that without exception worked over the course of the last year to pull this deal together. New Clearwire will be the first to market with a fourth generation wireless broadband network in the United States. And we believe that the unique combination of the spectrum portfolio they’ve assembled and the management here today is going to revolutionize the way that wireless companies go to market in the United States.

For those of you on the phone who are following along, as well as for those of you in the room, I’d like to direct your attention to the statement on the first page on forward looking statements. I’m not going to read this here for your today but I would remind everyone that we are going to be discussing assumptions and projections here during the course of the presentation.
From the management team, we have with us today five members of the senior management team. Ben Wolff, the CEO; John Butler, the CFO; Scott Richardson, the Chief Strategy Officer; John Saw, the Chief Technology Officer; and Hope Cochran, the Treasurer and VP of Finance.
And with that, I’ll hand it over to Ben Wolff, the CEO.
Ben Wolff:
Thank you Jim and good morning. Thanks for joining us here today.
By merging Sprint’s WiMAX business with Clearwire and partnering with an all-star cast of strategic investors, we’re bringing together all of the key elements necessary to build the communications company of the future today.
We’re bringing together optimal 4G spectrum, next-generation technology and experienced management team, superior game-changing economics, distribution partners with a tremendous embedded base of customers, a strong time to market advantage and access to existing nationwide wireless infrastructure to help us build out our network.
When you think about it, no other communications company in history has had the benefit of bringing all of these pieces together in one time and at one place. We’ll touch on each of these key elements over the course of our presentation today but at a high level by bringing all of these pieces together as Brian Roberts recently said, Clearwire is an unprecedented opportunity.
Now just getting into the structure of the transaction for a moment that we announced last month. You see that Sprint will own between 49 and 52 percent of the company. Our existing Clearwire shareholders will own between 25 and 28 percent and our new strategic investors, including Comcast, Intel, Time Warner Cable, Google and Bright House, who collectively are investing $3.2 billion, will own between 20 and 25 percent of the company.
But these partners aren’t just making investments. They’re also entering into commercial arrangements with the new Clearwire, which we believe will fundamentally improve our business opportunity going forward. In short, we were able to negotiate favorable terms with each of these parties that elevate the level of the game for all partners.
For example, in the case of Sprint, Clearwire will now have access to an existing nationwide voice and narrow band data network. That will give us a leg up as we’re in the process of building out our footprint across the country to be able to provide coverage in areas that we don’t yet have built out. Furthermore, Sprint will be able to offer service to its customers over our network, giving us indirect access right off the bat to more than 50 million subscribers that Sprint has today. Finally, we’ll have access to Sprint’s towers, fiber network and other infrastructure at below-market rates, giving us both an economic and a time-to-market advantage that we wouldn’t have previously enjoyed.
In the case of the cable companies, we’re now partnering with the premier providers of residential entertainment, video and online applications. When you think about the ability to take their current products and services that are primarily delivered to a home and put them in the palm of your hand, the service offering can be compelling. So we think we have a strong strategic fit, marrying two different complementary services together that previously weren’t offered to the public. These cable companies have a collective embedded base of more than 40 million households, representing more than 100 million people across the country that are interacting with their services on a daily basis.
Now when we talk about the cable companies and we talk about Sprint, of course, the Pivot joint venture comes to mind and I’m frequently asked about how our relationship with these companies differs from Pivot. I think the single most striking difference is that the new Clearwire is not a joint venture. Of course, the press and analysts are frequently referring to it as a joint venture. It’s important to realize it’s not a joint venture. The new Clearwire is a stand-alone separate, publicly traded independent company with an independent management team.
Moving on to talk about the governance of the new Clearwire, which illustrates my point. We’ve got a management team that will be led by myself with Barry West, who’s the current president of the Xohm WiMAX group at Sprint serving as our president and chief architect. Perry Satterlee, who is the current COO at Clearwire, will be the COO of the new company. The board of directors is going to be comprised of key industry leaders, including Craig McCaw who will serve as the chairman; Dan Hesse will serve on the board; Brian Roberts and Glen Britt will be on the board; and I’m pleased to announce this morning that Paul Otellini, Intel’s CEO will also serve on the board. John Stanton, the founder and former CEO of VoiceStream and Western Wireless, will serve on the board, together with two additional independent directors. And Sprint Nextel will appoint five additional directors. That means that Sprint will have the ability to appoint seven out of 13 directors. But one of those directors must be independent and initially that is John Stanton.
In terms of governance, you can note the key governance provisions on the right hand of the slide. Any changes in the CEO or the CEO’s direct reports require approval of 10 out of 13 directors. That means at least one of the independent directors has to be involved in making that decision. Similarly, any material acquisitions or divestitures require the approval of 10 out of 13 directors. Other than these two approval rights at the board level, there really aren’t any other material super majority provisions at the board, giving this board the ability to function as a typical public company board would.
And that theme carries through at the shareholder level. Unlike joint ventures, where all of the partners typically have a significant say in the day-to-day and strategic direction of the business, here the only shareholder veto rights that the strategic investors have is the right to veto or approve changes to the articles and by-laws, changes to the size of the board, changes to the corporate structure and tax allocations and the company engaging in any activities outside of the wireless broadband business. The bottom line here is that Sprint doesn’t control the company and thanks to the governance structure that we’ve put in place, there are not too many cooks in the kitchen, to the contrary of what has been written about in the popular press.
As far as conditions to closing for the transaction, you’ll see that there’s a very modest list of conditions here that makes us unique compared to many other M&A transactions. Of course, we have to get through the HSR approval process and we have to get the FCC consent. Applications for those two approvals have already been filed. In addition, both Sprint and Clearwire need to maintain at least 95 percent of their current 2.5 gigahertz spectrum holdings. Shouldn’t be a hard task. We need to get the consent of our current lenders or we need to refinance our current debt and we need to get Clearwire shareholder approval. There are no other shareholder approvals that are required or board approvals required by any of the other investors or other parties. So all of their approvals have already been obtained. Finally, unlike most traditional Mac clauses that you see, here the Mac clause only applies to the very narrow set of circumstances. A material and negative effect on our assets or our liabilities, nothing that relates to our ongoing business operations.
Now once we close the transaction, we get to move on with implementing our vision. And our vision is really just a continuation of the vision that both we and Sprint have had from the beginning of our WiMAX efforts — the ability to deploy seamless nationwide 4G communications. Because of the spectrum depth and other assets that we’re bringing to the table with this transaction though, the scope of our services and the time to market is expanding. Now we’re focusing on not only being able to deliver residential broadband and residential voice together with mobile broadband, but now we’re also talking about mobile voice. And, of course, we’ve always been focused on getting consumer electronics devices, PC’s and mobile internet devices with embedded WiMAX chip sets on the network in a fundamentally different way than communications companies have ever offered services in the past.
Now when you think about what the revenue opportunities are for the new Clearwire, you can see that they’re tremendously expanded from our current business today. When you think about the four core services that I just described on the prior slide, you’ve got residential broadband, residential voice, mobile broadband and mobile voice. Think about the dollars that each of you pay in your household every month for these services. When you look at the range on this slide of kind of what typical market rates are for these services in today’s environment, you see that the typical household is spending anywhere between $109 and $258 per month on these services and I know in my case, it can be even more than this.
Now in terms of a revenue opportunity per bit, which is one way to think about our business because after all, we really are in effect a bit factory, we’re a data factory, we are producing data that can be sold in a variety of different constructs, different types of service applications but the cost structure for us is all the same for that same bit. So today in our residential broadband business, our retail yield if you will per bit is about a penny per megabit delivered. I mean think about us repurposing that same bit of data for residential voice, it’s 15 times the revenue opportunity or 15 cents per meg. For mobile broadband it’s six times or 6 cents per meg. And for mobile voice, it’s about 25 cents per meg. So think about having the same cost structure that we have today on delivering a meg of data but repurposing it for these other applications and services and think what that has the opportunity to do from both our revenue and our margin perspective. Today with primarily our residential broadband service in place, as of the end of the first quarter of this year we were hitting 21 percent market EBITDA to margins and 13 percent household penetration. Think about what can happen with margins and penetration rates with these additional services layered in.
And the ability to deliver these services on a nationwide basis makes us differentiated. It makes us different and unique from our other wireless competition. When you think about it, while AT&T, T-Mobile and Verizon have robust nationwide wireless networks, they don’t have the ability to deliver wireline type of services the way we do. So we’re the only company out there today that has the ability to deliver both wireline-type of services and mobile wireless services, all from a single network that provides tremendous cost efficiencies.
Why is it possible for us to do that? It really all gets down to spectrum depth. The spectrum position that the new Clearwire will have going forward gives us enough spectrum depth to deliver these robust services. Other strategic advantages that we have are our ability to leverage the embedded chip model, something we’re working on closely with Intel and others, and the fact that we’re building a next-generation network from the ground up gives us fundamentally a different cost structure on an all IP-based network than anything you can find in today’s existing wireless legacy networks. And, of course, we have a time-to-market advantage because we’re deploying today. Now historically when we’ve talked about our business opportunity, the one disadvantage that we’ve had compared to our wireless competition is that we didn’t have an existing wireless network that we could leverage from an infrastructure perspective for building out the new network. Well now with our new relationship with Sprint, of course, we have that. We have access to nationwide towers, fiber, infrastructure and other elements that will help speed our time to market and also increase our cost efficiencies.
So now that you think about bringing all of the puzzle pieces together, the question is what kind of market demand is there. Well, of course, we’re already seeing tremendous market demand just for our residential broadband services. But when you start talking about mobile WiMAX, one of the popular myths out there, one of the misconceptions in our view is that you have to be nationwide on day one to be able to attract customers for mobile services. I think that this survey from Instat, an in-depth analysis, shows that that’s not correct. If you take a look at the survey, consumers were asked based on different definitions of 3G WiFi and WiMAX what services they would prefer. And when you take a look at this slide, you can see that 3G was described as being data rates nationwide everywhere with speeds between 600 kilobits and 1.4 megs versus WiFi which was only in very selected cities in most areas but with download speeds of 500k to 2 megs and WiMAX which would be available in your home city but in only one-third of the other markets across the country with speeds of 2 to 4 megs. And if you look at the price points, they generally reflect what’s available in the marketplace today with 3G being between $60 and $70 per month, wife at $20 to $30 per month and WiMAX being projected at $40 to $50 per month for mobile services. What’s interesting is even with the limited coverage definition, the vast majority of consumers responding to the survey preferred WiMAX. That supports our position that unlike most of us in this room who are traveling on a regular basis and are road warriors and think about having service available everywhere we go, every time we land somewhere, most consumers aren’t like us. Most consumers spend the vast majority of their time in their local markets and what they’re looking for is connectivity and applications where they spend the vast majority of their time.
Now when you think about the kinds of services that that survey referenced, it was really the kind of services that we’ve historically talked about being able to offer with 30 megahertz of spectrum. As most of you know and have heard us talk in the past, we typically won’t launch your market unless we have 30 to 33 megahertz of spectrum available. And with 30 to 33 megahertz of spectrum, you can deliver services that provide speeds to the end user of in the 2 to 4 meg per range or per user. Now that’s per user not per sector. There’s an awful lot of confusion in our industry when people are quoting speeds about whether they’re talking about what’s available in the aggregate from the cell side or from a sector versus what the end user is actually receiving. So here we’re talking about 2 to 4 megs to the end user, also being able to offer some amount of mobile VoIP capabilities and some ancillary services like email and instant messaging and push to X services. But when you look at expanding your spectrum footprint to include 120 megahertz of spectrum over on the right hand side of the slide, you can start talking about some pretty incredible services. Speeds of up to 6 to 15 megs down per user. HD video on demand, CD quality streaming audio and social networking services that include video conferencing and things like that on a mobile basis and significantly data intensive gaming applications. Things that simply aren’t possible on today’s network. But with 120 megahertz of spectrum, that’s all possible.
Going to the next slide, you can see that once we close this transaction, Clearwire’s average nationwide spectrum position will be greater than 120 megahertz, making all of these kinds of services of the type I just described possible. And making us unique in terms of the ability to deliver those services. Now why can we do that? It’s because we focused on spectrum in the 2.5 gigahertz band. The 2.5 gigahertz band is special because of how much spectrum has been allocated, both in the U.S. and abroad for 4G services. There’s a total of 198 megahertz available in this band. And internationally, the 2.5 gigahertz band has been allocated first in the Americas, so we’ve got it in Canada, Mexico and throughout and Central and South America, and now in Europe. Historically the 2.5 gigahertz spectrum band has been reserved in Europe for 3G services. Last year the EU changed that. So that it is now spectrum or I’m sorry it is now technology agnostic. So this is the ideal band to deploy 4G services and because, again, of the depth that’s available. And with that, we expect to achieve global scale on the 2.5 gigahertz band, whereas in the 700 megahertz band, for example, in the U.S., that’s a unique allocation in the U.S. It doesn’t have the kind of global scale and potential that we’ve got in 2.5.
Now talking about total spectrum availability on the right hand side of this slide, you can see that once we close the transaction, we’re going to have more than 42 billion megahertz pops of spectrum and most of that is virgin spectrum. In other words, other than what we’re using today in our operations in the 50 markets that we have in service, it’s all available for 4G purposes. That compares to AT&T where after the most recent auction they’re going to have 27.9 billion megahertz of spectrum once that 700 becomes available and is cleared. And Verizon at 24. The key thing to realize is the vast majority of the spectrum held by the incumbent wireless carriers is already fully utilized for 2G and 3G services. They don’t have today the kind of depth available. And to be able to upgrade, for example, to LTE or any other technology that they choose will require having either additional spectrum they’re going to have to acquire or refarming existing spectrum which means taking capacity away from their primary revenue generators that they have today. And with that, I’d like to turn the presentation over to Scott Richardson, our CSO.
Scott Richardson:
Thanks Ben. I’m going build on Ben’s vision and talk about our service opportunities in more detail. But to kick if off, WiMAX has been under development for about five years. The standard was finalized in 2005 and we moved from technology to commercial realities. So seeing is believing, we brought a demonstration of our network actually in Las Vegas so I’d like to show this to you. In the demo, we have a PC connected to a dash-mounted monitor. Can we get the sound please.
Todd Llewelyn
Hi, I’m Todd Llewelyn and I work for Clearwire and I’m going to be showing you the Clearwire drive demo today. Let’s start by doing a speed test. What we’re doing here is we’re actually going out and measuring the speed on downlink and on uplink. We just got 7.957 megabits of downlink speed and we’re getting 3.9 megabits of uplink speed. And while driving down the road in a car. So here we’re pulling up CNN and we’re actually streaming live off of CNN’s in site. This is what you would see if you were at home watching it on your television.
Now let’s go look at a really interesting use case. We’re accessing a set top box of one of our employees in Seattle, Washington, and it’s playing the Disney Channel off of that set top box while we’re driving down the road. Another great capability, the ability to do location-based services.
I’m going pull a Google application and the green marker is representing where we’re at on the map. Here as an example we can pull up points of interest. I can go and click on the Renaissance Hotel and it goes directly to a VoIP call over WiMAX.
Christine
Thanks for calling Renaissance Las Vegas, this is Christine.
Todd Llewelyn:
Hi Christine, do you have any availability for rooms this evening?
Christine
I am so sorry, we are completely sold out this evening. We’re fully committed.
Todd Llewelyn
Okay, thanks.
Traffic. I’m able to go pull up live feeds of traffic cameras. So if I’m going to work, I now have the ability to see where is there congestion, where is the traffic flowing, make my navigation decisions as I drive into work. [music]
Scott Richardson

So maybe it’s a little bit of a geeky ride kind of scenario but as if you see the potential the network and when you’re driving 50 miles an hour down the road and you can get the richness of the internet that you have at home and do it on the go. Your mind starts racing with opportunities. We saw Brian Roberts was quoted as mentioning that around video at the bottom. I remember him smiling when we did the demo and he saw some of the video applications.
We really believe this is the second coming of the internet. We believe when you get the richness of the technology and we can deliver this performance on the go, we think the future sort of removing the cables that you have in your digital life. You think of your life today, you have iPods, you have digital media devices and you kind of connect them through your PC at home. We really just want to remove the cables and connect them on the go. And if you can imagine your life in the future and just you take simple applications like your phone, you can have a single phone number and it can ring on your handset, it also can ring on same number can ring on your home line that also can ring on your TV set top box if you want. It’s all sort of based on common internet protocol.
If you think of your kids and social networking, you know, you sort of look at your kids with My Space at home and the richness of that experience. Well put it in your pocket, you know, add the texting, the normal things that kids do but actually add video chatter or add the ability for them to show their friends what they’re seeing, you know, the network of the future and the speed sort of brings that opportunity to full or, you know, kind of a last view of things, if you think about watching a movie and downloading that at home today on your set top box, think of pausing the movie, walking out your car, resuming it while in the back seat of your car while you go visit grandma or even just sitting in an airport watching the rest of that movie on your iPod, you know, while on a layover to plane.
So the, you know, if you look at the richness and give a common example. Steve Jobs delivered and announced the 3G iPhone the other day and he talked about a real usage example. He was on stage, he did a download of the National Geographic website and he compared the 2.5G network of the current iPhone and downloaded that page and it took 59 seconds. So you think of that’s a long time. He did the 3G download and it took 21 seconds. So it’s really half the time. It’s faster. But if you think about it, you really don’t wait 21 seconds for a webpage at home. So we ran out and the network in Portland did a download and it took us four seconds with our network. And we think we have opportunity to actually improve on that. So as you can see, the richness of the network and the performance of the network is there and it absolutely is a mobile network.
So if you look at the global ecosystem, really we’re not alone in this. There are actually over 100 operators that are in active trial of the mobile WiMAX technology and the operators that are building on WiMAX actually represent sort of a broad view of the planet. There are large operators in India that are committing to WiMAX. There’s operators in Russia that are committing for a traditional network that’s both fixed wireless replacement as well as a mobile wireless network. The mature markets such as Korea or Japan, Korea Telecom and KDDI, KDDI has a joint venture there that will use the same spectrum deployment and it actually will build the same dual mode devices if we look at Ben’s mentioning before with Sprint and us being able to leverage the 3G network. And there also include some big names in traditional large mobile operators like Vodaphone and Telephonica that are trialing technologies. So we’re clearly not alone.
On the device eco-system, the, as I stated earlier, the network and the technology has been really under development for a while. And the message around the ecosystem is that it’s really the breadth of things. This is not your traditional cellular ecosystem where it’s really just about phones. The ecosystem of device manufacturers represents both traditional phones, it also represents the PC industry, it also represents consumer electronics industry. And it also has big names. So we have the commitments of Nokia, we have Motorola, we have Samsung, Samsung the number two consumer electronics brand has committed to the embedded device model and supporting future consumer electronics devices. Intel has committed to do to WiMAX what it did with WiFi and since this is really an open device model, you know, Intel is in the business of delivering chipset modules for manufacturers of PC’s and they have, you know, integrated WiFi and wimax in a single module. It also made that sort of hot swappable if you take a WiFi PC today, you pull it out and you can put this module in and get WiFi and WiMAX compatibility. And what it leads to is, you know, also Intel is focused on what I would consider new types of devices small form factor computers. This is in an Asus EEPC which is kind of a hot product. I think it goes more into kids’ hands. Asus announced this would be a WiMAX, will be a WiMAX enabled product 2 weeks ago to show in Japan or in Taiwan.
So the eco-system includes the big names. It also includes the small guy. So because of the breadth of the chip set suppliers, there are, there’s really a Wife-like phenomenon momentum. It’s more of a viral model where we believe there’s a lot of devices that are going to emerge. In Taiwan alone, there’s 100 device manufacturers. 50 of them have announced commitment to build products. So we have a power momentum in the ecosystem. We believe this is one of the biggest differentiators over the traditional cellular technologies.
So when you build on that to our own portfolio, we’re going initially offer services that will look a lot like the services we have today, yet they’ll be faster. So, for example, for residential modem service, as Ben mentioned, we will offer 2 to 4 megabit per second plans with the opportunity to go to 6 megabit or even faster as the richness of the internet continues to grow. We’ll have mobile broadband services and traditional air card devices like this USB modem that will offer service. As I mentioned with Intel really being one of the first companies to help us on this embedded device model, we’ll actually support laptops as they emerge at the end of this year and begin to ramp and really this embedded device model gives us a very low cost way to reach new users and activate users which will lower our CPGA. And that will continue in the future to include consumer electronics devices.
Down at the bottom with Google, we’re working on what I would consider traditional ISP services initially. So we’re going to support their Google mail platform. But then as part of the future, we’re going to extend our relationship and focus on what we call power by Google devices and support the Android platform and the Google phone and in addition we’re going work with them on advanced location technology and supporting mobile commerce. We believe that in the area of mobile commerce and mobile entertainment, there’s a rich future of services that are actually upside in our business model.

And then lastly in mobile voice, we have initially an opportunity to deliver services via the wholesale relationship with Sprint based on a 3G platform. But as we move forward, we are going to work on being the first operator in the United States to deploy mobile voice over IP. We think this is a big differentiator for us based on the cost and economics that Ben mentioned. But more importantly, we believe it provides an opportunity for us to provide differentiated services. So we can bridge the home and away experience, we can actually when you look at a device and the power of what you can put in a device, we can put mobile VoIP, we can put video, we can put the richness of the internet that you saw on the demo, all in the palm of your hands or into your pocket as part of the opportunity. Now we added voice to the business model and John will talk about that further.
So on the device and service strategy, the way you’ve got to look at this is traditional operators, phone operators, they’re really selling you a voice service in a single device. And you come in and you refresh that device. For us we’re going to lead with data. We’re going to lead with the richness of the internet and data and we’re going to support multiple devices. So you’ll come in, you’ll start with a lead device, then we will add services and new devices as you move forward in the future. And so we believe we’ll have a recurring relationship with our subscribers that’ll be added and grow the APPU over time. And with that, I want to turn the podium over to John Saw, our CTO. He’s going talk to you about the technology and how we’re building the network.
John Saw
Thank you Scott. This shot here shows the coverage for our first WiMAX market in Portland. There’s 700 square miles of coverage covering about 1.7 million people. The key point here is that this is how we build our markets. We build our entire markets and our coverage is comparable to what you see with the 3G cellular providers.
The next chart will, this chart will help reinforce Ben’s point about spectrum depth for broadband. The different colors you see represent different peak data rates that you can achieve over a certain area. For instance, the red regions show that the big throughput could be would be more than 9.5 megabit per second in those areas and so on. If you compare the 2 plots, it simply shows you that with more spectrum you can achieve higher throughput rates over a larger area. Okay. So you can see a lot more red and yellow when you use 3 times the spectrum on the right hand plot. By the way, this analysis is independent of technology. The laws of physics still holds whether it’s Wmax or LTE or 3G. And it applies across the different frequencies as well, whether it’s 2.5 AWS or 700 megahertz. The bottom line is that an operator will need a lot of spectrum to deploy a mobile broadband network. In reality there’s not too many out there who will have access to such a spectrum depth. If you look at Clearwire, as Ben has mentioned earlier, we typically have more than 120 megahertz of spectrum in a market.
The next chart will show the some speed test that we have done while driving 17 miles inside our coverage area in Portland. It took us about 30 minutes to actually complete this drive test with an average car speed of about 35 miles an hour and maxing out at the speed limit of 55 miles an hour. With the introduction of Mimo technology recently, you know, in networks, you can see that we are achieving pick data rates of more than 15 megabit per second per user. So how does this compare with the competition? Well to do a taste test, we actually went out to our competitor’s store and bought some PC cards and drove them over the same drive route and using the out commercial networks.
If you look at the table here, carrier number 1 operates a EVDO network and they are averaging about 0.7 megabit per second as an average throughput over the drive route. Carrier 2 is doing about 0.9; carrier 3 runs an HSPA network and they are about averaging about the same as the EVDO networks as well. But if you compare that to what you can achieve with WiMAX over the same drive route, WiMAX is averaging about 6.5 megabit per second. Just as significant is the latency performance. For a true 4G network you want latency to be as low as possible to support real time services. Even notice that the WiMAX latency performance is at least half that of EVDO and a quarter that of HSPA. We will need a low latency performance of WiMAX to support new real time services like online gaming, mobile voice over IP and real time video streaming services. The key take-away from this chart, that chart is that 3G will not be able to compete with WiMAX in terms of performance due to the technology limitations, as well as the lack of available spectrum.
I think AT&T and Verizon are aware of the limitations of a 3G network and they have both announced recently the need to migrate to 4G. The up reference seems to be LTE. We believe that WiMAX has a two plus years time to market lead over LTE. And even if there is no time to market advantages and WiMAX and LTE are being deployed simultaneously, we believe that the LTE operators will be hard pressed to find enough spectrum to build a nationwide mobile broadband network. In addition, LTE devices and chip set costs will be higher than WiMAX due to potentially higher royalty cost, as well as a less mature ecosystem. The wimax ecosystem, as Scott Richardson has pointed out, is a more diverse ecosystem that expands beyond the traditional cell phone ecosystem to include vendors from the PC industry and the consumer electronics industry. There’s also a misconception out there that LTE is a simple upgrade from 3G. It is not. 3G transition to LTE is a forklift upgrade that will require new cell sites, additional antennas on the tower, a whole new core network, as well as extensive upgrades to the backhaul circuits. It will come as no surprise if the cellular incumbents decide to maximize their return on investments on their 3G investments before rolling out LTE, which means that we may not see an LTE deployment any time soon.
At the end of the day we believe that Clearwire is the only operator that is truly ready to launch a 4G network today. For one thing, we have all the spectrum we need to get started now. There’s also no shortcut in testing and optimizing a new technology and we have been doing this for the past two years and we believe that now we are ready for prime time. And now I will pass the time over to our CFO, John Butler.
John Butler
Thanks John. Good morning. I’m going to spend just a minute or so on where we are today, framing that up for you, and the rest of the deck really talking about our new model. So we have about 450,000 customers today across 50 markets. These customers generate about 52 million in revenue in the first quarter, putting us on a run rate of call it 210 million. About a 76 percent growth rate over the same quarter last year. Our VoIP product is beginning to ramp nicely. We ended last quarter with about 3.5 percent penetration of the domestic base, with about 50 percent of those customers added in that first quarter of ‘08 alone. So that product is really beginning to ramp. With pretty much a single threaded product, we generated $36 in domestic APPU with churn domestically of about 2.0 percent.
What’s perhaps more interesting is how the markets are tracking on an individual basis. So on an overall basis, we have 27 markets which are now market EBITDA positive. If you look at the chart on the right at the top, you can see that those markets of our initial 25 were generating a 77 percent gross margin and a 21 percent EBITDA margin in those markets. We expect that market EBITDA margin to ramp considerably from here as we focus more on profitability and a little less on market share. What’s not on this chart, which you may find interesting, is if you took the initial markets and combined them with our 2006 markets, together these 34 markets have a gross margin of about 70 percent and are essentially at break-even as a group on an EBITDA basis.
So as of 3/31/08, another interesting data point for you perhaps is that we’ve got six markets now with over 80 percent gross margins and a whole bunch right on the cusp of the 80 percent threshold. I think what all these data points demonstrate is that our market model works and is scalable.
So now that we’ve talked about where we are, let’s talk about where we’re going. We started out business plan process with Sprint with a clean sheet of paper. We took a fresh look at the product line and what’s coming in the near term with the PC dongle or flash drive, the embedded chip sets, PC express card, as well as the use of Sprint’s enterprise sales force to sell our products into the larger enterprise customers, as well as the efforts of Comcast, Time Warner and Bright House. We clearly needed to revisit the revenue streams in our existing model. We also revisited the number of pops we could reasonably expect to cover with the $3.2 billion capital injection and modest debt assumptions.
As a result, we’ll be able to offer, as Ben mentioned, the five products — residential broadband, residential voice, both of which we’re offering today, mobile broadband followed by mobile voice, as well as entertainment products offered over our portal. So as a result of all these puzzle pieces coming together, our target market expands from what is largely a cable modem DSL replacement business today for the residential customer to include small to mid size business, enterprise business and wholesale customers. So our opportunity and target has grown substantially, not only from a product set, a segment set, but as well as a covered pop set. So the opportunity here is tremendous.
So we’ve mentioned several times the benefits of our distribution with our new wholesale partners. Let’s talk about the economics surrounding that for a moment. What we tried to do was set up the formulas with our partners so that we were indifferent as to whether our customer was a retail customer or a wholesale customer. And what I mean by that is if you’re a wholesale customer, let’s say Comcast, and you take CPGA, care, billing and a certain level of G&A off our backs, we can trade revenues for cost avoidance. And what I mean is we can accept a lower level of ARPU and gross margin and still achieve the same IRR on that wholesale customer. That’s the construct that we used in developing the formulas with our partners.

Because of the funder’s pricing that our partners have, we’re confident that they’re going to push the product as well. And that will really help us scale our income statement. Now the actual formulas themselves are relatively complex but I think if you take the retail EBITDA margin and back out the costs we described, you can really derive the pricing for our wholesale partners on a proxy basis. Now let’s look at individual assumptions in our model in a little greater detail. We expect to cover 60 to 80 million pops with our network in 2009 and 120 to 140 in 2010 and grow to 200 million covered pops by 2014. Now as we’ve spoken before, we’ve got the ability to modulate our plan up or down. It could easily cover 200 million people by 2011. However, we constructed the plan with a little bit more moderate growth rate. Now we expect the numbers of products and services that each of our retail account takes to grow from about 1.2 products or services out of the gate to almost 1.9 products or services in that retail base over time, given the five products that we’ve mentioned. With respect to wholesale product penetration of services, that’s likely to be a little bit fewer, bringing the average number of services taken by an account down to 1.7 over our forecast horizon.
So from penetration perspective, this brings us to roughly a 15 percent penetration of covered pops with just under half, call it 46 percent expected to be wholesale customers based on the planning sessions we’ve had with our partners.
As we outline in our original projections and in the new model, we still expect steady revenue declines in each product set over time. Now interestingly enough over the past three years that I’ve been here, we’ve projected product declines in pricing every year and never really seen them. So but in for the principle of conservatism, we’ve continued to model it that way and that’s our belief, that they will decline somewhat over time.
We also continue to believe that our customers will take multiple products, more than offsetting that pricing pressure. So where you end up with is peak ARPU at approximately $64 as our customers take more and more of our products and an RGU basis, the peak is about $41. Now you’ll notice a slight dip in our ARPU by RGU in 2009. That’s really due to kind of the massive increase in covered pops in 2009 and the promotional offerings we do in new market launches.
Now we’ve shown churn over on the right at a little higher levels at the outset than we’re currently experiencing in our markets today. And that reflects the effects of what we believe will be some combination or mix of our customers with contracts and without contracts, which may lead to slightly higher churn in the near term. Now as we penetrate the customer base and drive more products into those customers and more hooks into those customers, we think churn will steadily decline, much like you see with Verizon or AT&T today.
CPGA by account reflects our heavy launch costs in the first few years for all the new markets and a steady decline to levels that we’re already achieving today. For example, our first quarter domestic consolidated CPGA was right around $400 and our initial market our first 25 markets was less than $350 in cost per gross add in Q1 08. So as the number of services sold into that market base grows, we’ll also become steadily more efficient on our RGU basis. So we think this is pretty conservative, given what we’re already achieving today with respect to CPGA.

All right, so let’s shift gears a little bit and talk about capex. In the past we’ve talked about network costs in terms of what it costs per site and help to try to drive to how the economics of our capex works. At the outset, a new WiMAX cell site runs about $150,000, which should come down steadily over time as production scales from our vendors. Each site covers about 7,500 pops at the beginning and as we continue to expand in less dense areas, that’ll drop to close to 6,000 pops per site. Now you may see slight variances in the build costs until the transaction is complete because there are some differences between Clearwire and Sprint construction methods today.
I would also note that this excludes certain back-office items like the billing system, like regional data centers and certain other infrastructure items. But I think you’ll agree that our capital costs per covered pop compared favorably even with the low cost providers like Leap and Metro.
All right, so if you roll all this up, what do you end up with? As we’ve laid it out, we cover about 200 million people with about 12 percent penetration and the other key assumptions that we’ve talked about, you end up with a revenue base of approximately 13 billion, an estimated EBITDA of about 5 billion and approximately 2.5 billion in free cash flow by 2015. Now since we’re still launching markets late in the horizon, you still could see continuing maturity. So in 2017 we believe that the markets continue to scale and further mature yielding about 17.5 billion in revenue, 7.5 to 8 billion of EBITDA and about 3.8 billion in free cash flow. And that’s a summary of our model. With that, I’ll turn it back over to Ben.
Ben Wolff
Thank you John. So what’s the time line to make all of this possible? We’ve obviously already executed and announced the definitive agreements with Sprint and the other partners. We’re looking to have the shareholder vote at Clearwire kind of in the four to six months timeframe from when we executed the agreement. As I said, we’ve already filed for our regulatory approvals. We’re working on getting the lender consents and we expect to be able to close the transaction towards the end of this year. So with that, that’s the end of the presentation and we’d like to open up the platform for questions and answers. Yes, in the back.
Participant Question
There was a reasonably negative sell-side report recently with kind of three assumptions that I’d like your comments on. One kind of cumulative cash flow requirements going forward which they put at something north of 6 billion. You can net out a couple of million of, couple of billion of debt refinancing and but there’s still a disparity from some earlier views you’ve had. Second, they had a relatively negative view of what I think is the scale growth you ought to be able to get in terms of improvements in cash cost per user, CCPU, which he didn’t talk to as you did to CPGA. So if you could talk to kind of CCPU in terms of, you know, what’s the scale function, where you get to with, you know, 2012, 20 million subs or 10 million, 5 million subs. And just think about it on a retail basis that would be fine. Thanks.
Ben Wolff
Sure. I’ll ask John to come up and address the CCPU question. In terms of kind of the overall cash flow requirements, what’s interesting is that I think that particular analyst has come out with two different reports so far based really on no information from us. When you take a look at the information that we’ve just provided today, this is the first time that information about our modeling kind of a post-transaction basis has been made available. So I actually can’t vouch for what assumptions have been included in that report or on what basis he drew his conclusions about a $6 billion cash requirement. We feel that our model that we’ve discussed today is imminently achievable. We think it requires another 2 to 2.3 billion of additional cash for us to be able to raise to complete this vision. What’s interesting though is if we choose to not try and build out 200 million pops, we can actually have a very robust business frankly and get to cash flow positive by modulating our build and not raising any more capital. So first of all, I would say that the premise that we have to raise more money number one is flawed. Number 2, the premise that we have to raise 6 billion I think is — I just don’t know how you get there. And, you know, I think the rest of the economics that frankly drive to get into the 2 to $2.3 billion funding need if we want to cover 200 million pops on this kind of a schedule are all covered in the presentation that we just made. And with that, I’ll turn it over to John to talk about the CCPU.
John Butler
I would confirm all that Ben mentioned. I think as you compare what the analyst put out to ours, you’ll notice significant differences in the revenue lines and cost structure. We’ve had a fair bit of experience with this with our existing markets and feel pretty good about that cost structure. You mentioned CCPU and I think if you looked on a, let’s call it per-RGU basis, over time that should get in the, you know, 12 to $15 range for CCPU.
You’re running past $70 kind of trailing (inaudible)
Wireless is operating at $20, so I guess what is the scale if I get to $20?
John Butler
What’s the scale of the business when you get to $20? That would generally occur, you know, more in the 2012 timeframe right in that general zip code.
Participant Question
(Inaudible).
John Butler: No.
Participant Question
(Inaudible).
John Butler
You know, we really haven’t given guidance on that but I think if you look at the 2012 charts that we’re laid out, that’s in that general zip code. Next question.
Ben Wolff
Any other questions? All right, well thank you for your attention and participation this morning, we appreciate it.